SEC File No. 70-10122




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS



                                FirstEnergy Corp.

------------------------------------:
In the matter of                    :
FirstEnergy Corp.                   :        Certificate Pursuant
                                    :        to Rule 24 of Partial
                                    :        Completion of
                                    :        Transactions
                                    :
SEC File No. 70-10122               :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

         The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-10122 have been carried out in accordance with the Commission's Order dated June 30, 2003 as follows:

(1) During the period April 1, 2003 through June 30, 2003, there were no sales of common stock or Preferred Securities by FirstEnergy.

(2) FirstEnergy issued 369,705 shares of common stock pursuant to options granted under employee benefit plans and dividend reinvestment plans during the second quarter of 2003.

(3) During the period April 1, 2003 through June 30, 2003, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

(4) During the period April 1, 2003 through June 30, 2003, there were no Long-term Debt and Preferred Securities issued by FirstEnergy. FirstEnergy issued the following Short-term Debt during the second quarter of 2003:

                        Transaction      Maturity                   Transaction
                           Date            Date        Rate            Amount              Loan Balance
                        -----------      --------      ----        --------------         ---------------

CitiBank (FirstEnergy Revolver)
------------------------------
FirstEnergy               4/4/2003        5/6/2003     2.49         $75,000,000.00         $75,165,833.33
FirstEnergy               4/7/2003        5/7/2003     2.49        $340,000,000.00        $340,704,791.67
FirstEnergy               4/10/2003       5/12/2003    2.44         $80,000,000.00         $80,173,333.33
FirstEnergy               4/25/2003       5/2/2003     2.55         $25,000,000.00         $25,012,395.83
FirstEnergy               4/28/2003       5/28/2003    2.55         $85,000,000.00         $85,180,625.00
FirstEnergy               5/1/2003        5/15/2003    2.55        $150,000,000.00        $150,148,750.00
FirstEnergy               5/12/2003       5/20/2003    2.31         $20,000,000.00         $20,010,277.78
FirstEnergy               5/6/2003        5/20/2003    2.55         $35,000,000.00         $35,034,708.33
FirstEnergy               5/12/2003       5/20/2003    2.38        $145,000,000.00        $145,076,527.78
FirstEnergy               5/7/2003        5/21/2003    2.49        $340,000,000.00        $340,328,902.78
FirstEnergy               5/20/2003       5/27/2003    2.44         $20,000,000.00         $20,009,479.17
FirstEnergy               5/20/2003       5/30/2003    2.50        $145,000,000.00        $145,100,694.44
FirstEnergy               5/15/2003       6/5/2003     2.49        $335,000,000.00        $335,486,098.96
FirstEnergy               5/20/2003       6/10/2003    2.50        $155,000,000.00        $155,226,041.67
FirstEnergy               5/28/2003       6/11/2003    2.49         $85,000,000.00         $85,082,225.69
FirstEnergy               5/21/2003       6/20/2003    2.49        $340,000,000.00        $340,704,791.67
FirstEnergy               5/30/2003       6/30/2003    2.50        $125,000,000.00        $125,269,097.22
FirstEnergy               6/17/2003       7/1/2003     2.38        $130,000,000.00        $130,120,069.44
FirstEnergy               6/5/2003        7/7/2003     2.55        $335,000,000.00        $335,759,333.33
FirstEnergy               6/30/2003       7/7/2003     2.31        $185,000,000.00        $185,083,185.76
FirstEnergy               6/27/2003       7/11/2003    2.24        $405,000,000.00        $405,352,406.25
FirstEnergy               6/23/2003       7/23/2003    2.19        $110,000,000.00        $110,200,520.83
FirstEnergy               6/30/2003       7/23/2003    2.30         $65,000,000.00         $65,095,513.89
FirstEnergy               6/25/2003       7/25/2003    2.24         $50,000,000.00         $50,093,229.17

                                       1

(5) During the period April 1, 2003 through June 30, 2003, the following short-term debt was issued by the Utility Subsidiaries:

                        Transaction      Maturity                   Transaction
                           Date            Date        Rate            Amount              Loan Balance
                        -----------      --------      ----        --------------         ---------------

FirstMerit (Ohio Edison Company (OE) Bi-Lateral Facility)
--------------------------------------------------------
OE                        4/18/2003       4/21/2003    2.06          $5,500,000.00          $5,500,945.31
OE                        5/2/2003        5/5/2003     2.00         $14,000,000.00         $14,002,333.33
OE                        5/6/2003        5/7/2003     2.00         $14,000,000.00         $14,000,777.78
OE                        5/27/2003       5/28/2003    1.94         $14,000,000.00         $14,000,753.47
OE                        6/30/2003       7/1/2003     2.13         $14,000,000.00         $14,000,826.39


KeyBank (OE Bi-Lateral Facility)
-------------------------------
OE                        5/2/2003        5/5/2003     2.25          $5,000,000.00          $5,000,937.50
OE                        5/6/2003        5/7/2003     2.25          $6,000,000.00          $6,000,375.00
OE                        5/27/2003       5/28/2003    2.31          $3,000,000.00          $3,000,192.71
OE                        6/2/2003        6/3/2003     2.34         $10,000,000.00         $10,000,651.06
OE                        6/3/2003        6/4/2003     2.25         $10,000,000.00         $10,000,625.00
OE                        6/4/2003        6/5/2003     2.22         $10,000,000.00         $10,000,616.33
OE                        6/6/2003        6/9/2003     2.25          $5,000,000.00          $5,000,937.50
OE                        6/23/2003       6/24/2003    2.24          $7,000,000.00          $7,000,435.56
OE                        6/25/2003       6/26/2003    2.03         $13,000,000.00         $13,000,733.51


Under the Utility Money Pool, the principal balance of borrowings at the end of the second quarter of 2003 and average interest rate during the second quarter of 2003 are as follows:

       Regulated Money Pool                         Average          Principal
           Loan to/(from):                       Interest Rate        Balance
       --------------------                      -------------     ------------
       OE                                           1.4064%        $293,711,191
       Pennsylvania Power Company (Penn)            1.4064%           3,342,605
       The Cleveland Electric Illuminating
         Company (CEI)                              1.4064%        (320,225,640)
       The Toledo Edison Company (TE)               1.4064%        (275,634,003)
       American Transmission Systems,
         Incorporated (ATSI)                        1.4064%          55,237,754
       Jersey Central Power & Light
         Company (JCP&L)                            1.4064%        (193,030,052)
       Metropolitan Edison Company (Met-Ed)         1.4064%           6,958,723
       Pennsylvania Electric Company
         (Penelec)                                  1.4064%          24,019,135
       York Haven Power Company                     1.4064%           7,726,954


(6) During the second quarter of 2003, there were no financings consummated by any Non-Utility subsidiary that were not exempt under rule 52.


(7) During the second quarter of 2003, the following guarantees were made by FirstEnergy to support activities of its subsidiary, FirstEnergy Solutions Corp.
(FES):

                                                                     Purpose of
         Beneficiary                         Amount       Terms      Guarantee
         -----------                       ---------      -----      ----------
         FES (Trading - Electric)
         -----------------------
         BP Energy                         3,000,000        (a)         (b)
         Carolina Power & Light            4,500,000        (a)         (b)
         Cinergy Services                  5,000,000        (a)         (b)
         Constellation New Energy          1,500,000        (a)         (b)
         DTE Energy Trading                2,000,000        (a)         (b)
         Meyersdale Windpower              1,800,000        (a)         (b)
         PJM Interconnection              20,000,000        (a)         (b)
         Public Service                   40,000,000        (a)         (b)
         Sempra Energy                     7,500,000        (a)         (b)

         FE Services- HVAC
         -----------------
         Elliot Lewis                     10,000,000      18 months     (c)

         (a) Such guarantees are issued for a one-year term, with a ten-day termination right by FirstEnergy
         (b) Parental guarantees issued by FirstEnergy to provide credit support for electric power and natural gas purchases by subsidiary
         (c) Performance backstop for Drexel University Contract


The following Letters of Credits (LOC) were issued during the second quarter of 2003:

                                                                   Purpose of
         Beneficiary                         Amount                  LOC
         -----------                         ------              ----------

         FirstEnergy
         Deutsche Bank Trust
           Company Americas                $50,000,000               (a)

         (a) Guarantees the obligations of GPU Capital, Inc. to the Indemnified Parties under the Indemnity Agreement between GPU Capital, Inc., ABB Switzerland Holding Ltd., ABB Venture Equity, GPU Power, Inc.


(8) During the Second Quarter of 2003, FirstEnergy Corp.'s utility subsidiary Ohio Edison Company entered into four (4) transactions designed to hedge the fair value of a portion of Ohio Edison Company's fixed-rate long-term debt portfolio against decreases in interest rates. The hedge structures are fixed - for - floating interest rate swaps, whereby Ohio Edison Company will receive fixed payments equivalent to the fixed coupon rates of the bonds being hedged, and pay floating rate payments based on the 6-month London Interbank Offering Rate (LIBOR) plus an applicable spread. The notional amounts, counterparties, and principal terms of the fair value hedges are filed pursuant to request for confidential treatment.


(9) Investments made during the second quarter of 2003 in any intermediate subsidiary or financing subsidiary are as follows:

Company                                    Investment
-------                                 ----------------
                                        (In Thousands $)

Dunbar Mechanical Inc.                      $1,000

(10) During the second quarter of 2003 FirstEnergy filed the following U-6B-2 forms:

Company                                   Filing Date
-------                                   ------------
JCP&L                                     May 29, 2003

(11) OE and JCP&L engaged in jurisdictional financing transactions during the second quarter of 2003. Consolidated balance sheets of OE and JCP&L for the quarter ended June 30, 2003 are incorporated by reference to OE's and JCP&L's Form 10-Q Quarterly Report to SEC for the quarter ended June 30, 2003 (File No. 1-2578 and 1-3141, respectively).

(12) The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the second quarter 2003.

FirstEnergy                  Amount                  Ratio
-----------                ----------                -----
Common Equity              $7,124,751                33.32%
Preferred Stock               640,224                 3.00%
Long-Term Debt             12,565,943                58.79%
Short-Term Debt             1,045,067                 4.89%
                          -----------               ------
Total Capitalization      $21,375,985               100.00%
                          -----------               ------

OE
--
Common Equity              $2,645,490                52.33%
Preferred Stock               114,320                 2.26%
Long-Term Debt              2,106,669                41.67%
Short-Term Debt               189,072                 3.74%
                           ----------               ------
Total Capitalization       $5,055,551               100.00%
                           ----------               ------

CEI
---
Common Equity              $1,290,847                31.91%
Preferred Stock               202,421                 5.00%
Long-Term Debt              2,212,847                54.71%
Short-Term Debt               338,804                 8.38%
                           ----------               ------
Total Capitalization       $4,044,919               100.00%
                           ----------               ------

TE
--
Common Equity                $707,465                39.81%
Preferred Stock               126,000                 7.09%
Long-Term Debt                662,343                37.27%
Short-Term Debt               281,245                15.83%
                           ----------               ------
Total Capitalization       $1,777,053               100.00%
                           ----------               ------

Penn
----
Common Equity                $198,510                39.50%
Preferred Stock                53,355                10.61%
Long-Term Debt                250,804                49.89%
Short-Term Debt                     -                    -%
                           ----------               ------
Total Capitalization         $502,669               100.00%
                           ----------               ------

JCP&L
-----
Common Equity              $3,092,677                66.29%
Preferred Stock                12,649                 0.27%
Long-Term Debt              1,364,459                29.24%
Short-Term Debt               196,126                 4.20%
                           ----------               ------
Total Capitalization       $4,665,911               100.00%
                           ----------               ------

Met-Ed
------
Common Equity              $1,289,156                64.06%
Preferred Stock                92,513                 4.60%
Long-Term Debt                610,018                30.31%
Short-Term Debt                20,665                 1.03%
                           ----------               ------
Total Capitalization       $2,012,352               100.00%
                           ----------               ------

Penelec
-------
Common Equity              $1,297,506                68.74%
Preferred Stock                92,321                 4.89%
Long-Term Debt                470,164                24.91%
Short-Term Debt                27,569                 1.46%
                           ----------               ------
Total Capitalization       $1,887,560               100.00%
                           ----------               ------

(13) The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the second quarter 2003.


                                    FirstEnergy     OE        CEI         TE
                                    -----------  --------   --------   --------
Balance, December 31, 2002
  (Restated)                        $1,634,981   $800,021   $262,323   $ 76,978
Net Income                             160,614    134,135     66,990     14,438
Cash Dividends on Preferred Stock         -        (1,318)    (3,726)    (4,422)
Cash Dividends on Common Stock        (220,442)  (285,000)         -          -
Other                                        -          -      2,621      1,807
                                    ----------   --------   --------   --------
Balance, June 30, 2003              $1,575,153   $647,838   $328,208   $ 88,801
                                    ----------   --------   --------   --------


                                        Penn        JCP&L    Met-Ed     Penelec
                                      -------      ------    -------    -------
Balance, December 31, 2002             $50,916     $92,003   $17,841    $32,705
Net Income                               9,286      10,238    29,889     13,594
Cash Dividends on Preferred Stock       (1,823)       (250)        -          -
Cash Dividends on Common Stock         (26,000)   (128,000)  (20,000)   (16,000)
Other                                        -         613        (1)         -
                                       -------    --------   -------    -------
Balance, June 30, 2003                 $32,379    $(25,396)  $27,729    $30,299
                                       -------    --------   -------    -------

(14) During the second quarter of 2003, there was no change to the ratings of FirstEnergy or its Utility Subsidiaries by any of the nationally recognized credit rating agencies.

(15) FirstEnergy's aggregate investment includes all amounts invested, or commitments to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy's aggregate investment as of June 30, 2003 is as follows:

                                                         (In Thousands)
FUCOs                                                    --------------
-----

Midlands Electricity plc                                    $   64,200
Emdersa                                                              - *
                                                            ----------
         Subtotal                                               64,200
                                                            ----------

EWGs
----

FE Generation Corp.                     $                      835,554
GPU Power, Inc.                                                157,063
                                                            ----------
         Subtotal                                              992,617
                                                            ----------
         Aggregate Investment in FUCOs and EWGs             $1,056,817
                                                            ==========

* In April 2003, FirstEnergy divested its ownership in Emdersa through the abandonment of its shares in Emdersa's parent company, GPU Argentina Holdings, Inc. The abandonment involved the tendering of FirstEnergy's shares in GPU Argentina Holdings back to that company.

Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:
----------------------------------------------------------------------------

Total capitalization                    $ 21,375,985             4.9%
Net utility plant                       $ 12,914,236             8.2%
Total consolidated assets               $ 34,024,540             3.1%
Market value of common equity           $ 11,444,115             9.2%

(16) Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of June 30, 2003 in EWGs and FUCOs, as well as the percentage of equity ownership.

                                          First           First             %  Owners not affiliated with
                                         Energy'st        Energy's                    FirstEnergy
                           FUCO         Investment        Equity         -------------------------------------
Associate                   or          at 6/30/03        Owner-                                      Type of
 Company                   EWG            ($000)**         ship          Name of Entity               Entity
---------                  ----         ----------        -------        ---------------              ------

Empresa                    EWG            30,151*         50.001%      AFP Prevision BBV              Foreign

Guaracachi S.A.                                                        AFP Futuro de Bolivia          Foreign

Guaracachi                 EWG            54,676*         100%         Not Applicable                 N/A
America, Inc.

GPU Power, Inc.            EWG           157,063          100%         Not Applicable                 N/A

EI International           EWG             1,612*         100%         Not Applicable                 N/A

GPUI Colombia,             EWG             2,110*         100%         Not Applicable                 N/A
Ltda.

Midlands                   FUCO           64,200          20.1%        Aquila Sterling
Domestic
Holdings LLC
Electricity plc
(Midlands)

Termobarranquilla          EWG            92,156*         28.67%       ABB Energy Ventures,           Foreign
S.A.                                                                   Inc.
                                                                       Lancaster Steel                Foreign
                                                                       Distral Group                  Foreign
                                                                       Corp. Electrica                Foreign
                                                                       De la Costa
                                                                       Atlantica

EI Barranquilla,           EWG            48,809*         100%         Not Applicable                   N/A
Inc.

                                       6

                                          First           First            %  Owners not affiliated with
                                         Energy'st        Energy's                   FirstEnergy
                           FUCO         Investment        Equity         -----------------------------------
Associate                   or          at 6/30/03        Owner-                                     Type of
 Company                   EWG            ($000)**         ship          Name of Entity              Entity
---------                  ----         ----------        -------        ---------------             ------
Barranquilla               EWG            47,478*         100%           Not Applicable                N/A
Lease Holdings,
Inc.

Los Amigos                 EWG                12*         100%           Not Applicable                N/A
Leasing Company,
Ltd.

International
Power Advisors,
Inc.                       EWG             3,962*         100%           Not Applicable                N/A

Empresa
Distribuidora
Electrica
Regional,S.A.
(EMDERSA)                  FUCO            -                0%           Not Applicable                N/A

FE Generation
Corp.                      EWG           835,554          100%           Not Applicable                N/A
                                      ----------

Total Aggregate
Investment in
EWGs & FUCOs *                        $1,056,817
                                      ==========

(*) FirstEnergy's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

(**) Aggregate investment amounts reflected here do not include any goodwill or other fair value adjustments.

         As of June 30, 2003, FirstEnergy also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Philippines, Inc.

(17) FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of June 30, 2003:

                                        Amount (000's)                %
                                        --------------                -

Common equity                           $  7,124,751                33.3
Cumulative preferred stock                   355,390                 1.7
Subsidiary-obligated mandatory
  redeemable preferred securities            284,834                 1.3
Subsidiary-obligated trust
  preferred securities                             -                   -
Long-term debt                            12,565,943                58.8
Notes payable                              1,045,067                 4.9
                                        ------------               -----
         Total capitalization           $ 21,375,985               100.0%
                                        ============               =====

(18) Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at June 30, 2003:

Closing Market Price per Share                              $38.45
Book Value per Share                                        $24.16
Market-to Book Ratio of Common Stock                        159.1%

(19) No new EWG/FUCO project covered by the Modified Rule 53 Test in which Firstenergy has invested or committed to invest during the second quarter of 2003.

(20)  Analysis of Growth in Retained  Earnings for  FirstEnergy  and  Subsidiary
Companies:

                                                            (In Thousands)
                                                            -------------

Retained Earnings as of 06/30/03                              $1,575,153
Retained Earnings as of 12/31/02*                              1,634,981
                                                              ----------
Decrease in Retained Earnings                                 $  (59,828)
                                                              ==========

Analysis of Decrease in Retained Earnings:
-----------------------------------------

Income contribution from regulated utility companies          $  272,654
Loss from FUCOs/EWGs                                             (43,888)
Income contribution from all other companies                       8,237
FirstEnergy Holding and Service companies                        (76,488)
Cash dividends declared on common stock                         (220,443)
                                                              ----------
Decrease in Retained Earnings                                 $  (59,828)
                                                              ==========

* Retained Earnings as of 12/31/02 restated per Amendment No. 2 of FirstEnergy 2002 Form 10-K/A.

(21) Statements of Operations for the period ended June 30, 2003 for the following Project Parents and Exempt Entities will be filed separately under a request for confidential treatment under Rule 104 (b):

                      Termobarranquilla, S.A.
                      GPUI Colombia, Ltda.
                      Empresa Guaracachi, S.A.
                      FirstEnergy Generation Corp.

                                    SIGNATURE


         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                FIRSTENERGY CORP.


August 29, 2003
                                By:          /s/ Harvey L. Wagner
                                      ----------------------------------------
                                                 Harvey L. Wagner
                                           Vice President, Controller
                                          and Chief Accounting Officer
                                          (Principal Accounting Officer)